Exhibit 99.4

NICE’s First Annual Benchmark of Contact Center Business and Technology Trends
Highlights Top Investment Priorities: Improving Customer Satisfaction and Efficiency

Research findings also show dramatic growth in customer interaction volumes; significant trends emerge in VoIP, speech analytics, multi-channel support, and workforce optimization

Ra’anana, Israel, October 14, 2009, NICE Systems Ltd. (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced the results of its first annual Benchmark of contact center business and technology trends. The comprehensive global research focuses on growth expectations, technology investment priorities, operational tactics and strategies, and market trends and initiatives. The research results were published in a white paper entitled, “Preparing for the Upturn: Research on Contact Center Operational and Investment Practices.” The Benchmark was commissioned by NICE Systems and conducted by Ventana Research, an independent third-party firm.

The Benchmark aims to assist contact center business and technology professionals in better assessing their own plans and strategies in light of the overall industry. Key research findings include:

—	Customer satisfaction, operational efficiency, and compliance are top operational priorities: companies are focused on increasing customer satisfaction and reducing operating costs. For financial services companies, regulatory compliance was a key priority, along with increasing customer satisfaction.

—	Growth in contact center interactions: 44% of respondents expect increases in customer interactions, both in phone interactions and as driven by the availability and maturation of alternate communication channels, such as instant and text messaging and web self-service. Growth in customer interactions is also attributed to the economic turmoil; for example, in the financial industry, many more customers are calling to receive information about their finances, voice their personal financial concerns, and to refinance their mortgage.

—	Speech analytics deployments to grow by 182%: Respondents foresee planned speech analytics deployments growing by 182% by 2011 from first half 2009. Interviewees noted that speech analytics presents an opportunity for obtaining valuable insights on key business issues from a readily available and historically overlooked information source–call recordings.

—	Over 50% of infrastructures to be VoIP-based by 2010: As a technology that helps reduce operating costs, VoIP was noted as a high investment priority, with 70% of respondents indicating that they plan to have more than half of their infrastructure VoIP-based by 2010. Furthermore, large multi-site enterprises are centralizing their contact center operations, made possible by advancements in VoIP-enabled solutions, and as a result are prioritizing investment in VoIP.

—	Workforce Optimization investment growth greater than CRM: Agent workforce optimization and performance management systems also ranked high, significantly outpacing expected growth in CRM investments.

—	Staffing levels to remain steady, growth in home-based agents: 81% of respondents expected staffing levels to remain steady or increase slightly, with 37% anticipating an increase in home-based agents

Charles Born, corporate vice president of marketing at NICE Systems stated, “We are excited to launch NICE’s first annual Benchmark of the contact center market. What we found with this first research is that although businesses are paying attention to costs, they are being careful to ensure that customer satisfaction does not suffer. Forward thinking companies are positioning themselves for quick performance improvements by planning investments in technologies that help promote customer satisfaction, including speech analytics, better utilization of cross-channel information, and smart-agent desktops.”

Mark Smith, CEO of Ventana Research commented, “The importance of contact center interactions across multiple communication channels continues to be at the center of business strategies to optimize operational outcomes from customer relationships. Though the global economic climate has created challenges for contact centers, the need to operate more efficiently and ensure the optimal customer experience continues to be a top priority as it is directly linked to customer profitability.”

For your free copy of NICE’s white paper “Preparing for the Upturn: Research on Contact Center Operational and Investment Practices,” go to: www.nice.com/benchmark.

About the Research Methodology
A total of 370 responses are included in the survey results. Respondents represent a varied sampling of contact center sizes and industries including Service Providers, Financial Services, Manufacturing, Telecommunications and Government and commenced in the first half of 2009. The majority of those surveyed were from North America (74%) with EMEA, APAC and South America regions also represented via a statistically valid sample. In addition to the formal survey, in-depth qualitative interviews were conducted with senior level business and IT personnel from forty contact center organizations.

About Ventana Research
Ventana Research is the leading research and advisory services firm focused on the intersection of people, processes, information and technology to enable breakthrough performance. By providing expert insight and detailed guidance, Ventana Research helps clients operate their companies more efficiently and effectively. To learn how Ventana Research workshops, assessments and advisory services can impact your bottom line, visit www.ventanaresearch.com.

About NICE
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data – from telephony, web, email, radio, video, and other data sources. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 85 of the Fortune 100 companies. More information is available at http://www.nice.com .

Corporate Media Contact	NICE Systems	+1 877 245 7448
Galit Belkind	Galit.belkind@nice.com

Investors	NICE Systems	+1 877 245 7449
Daphna Golden	ir@nice.com

NICE Trademarks:
360° View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.